

# SAVE CAPITAL SENIOR LIVING CORP.

REBUTTAL PRESENTATION PREPARED BY ORTELIUS ADVISORS, L.P.
OCTOBER 2021

# DISCLAIMER

The materials contained herein (the "Materials") represent the opinions of Ortelius Advisors, L.P. and certain of its affiliates (collectively, "Ortelius Advisors" or "Ortelius) and are based on publicly available information with respect to Capital Senior Living Corporation ("CSU", "Capital Senior Living" or the "Company"). Ortelius Advisors recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Ortelius Advisors' conclusions. Ortelius Advisors reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Ortelius Advisors disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Ortelius Advisors herein are based on assumptions that Ortelius Advisors believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Each of the members of Ortelius Advisors currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of Ortelius Advisors from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Ortelius Advisors discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Ortelius Advisors expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Ortelius Advisors. Although Ortelius Advisors believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Ortelius Advisors will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, Ortelius Advisors has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

# ADDRESSING CSU'S DISINGENUOUS CLAIMS

## CSU's Contention



Ortelius' campaign ignores the reality of the Company's financial position, the sound process that was conducted and the benefits of the deal with Conversant

## Ortelius Response

**1** Ortelius diagnosed *"the reality of the Company's financial position"* by assessing maturity timelines, evaluating recourse vs. non-recourse debt, examining near-term vs. long-term capital needs, and taking into account cash flows and improving industry fundamentals. **Bottom line, Ortelius applied a level of corporate finance acumen that appears to be lacking in the Company's boardroom.**

**2** Ortelius identified on Day 1 that the Company's *"sound process"* was undermined by its lack of a Chief Financial Officer, lack of a go-shop period and lack of willingness to wall-cross existing stockholders prior to signing the Conversant deal. **Bottom line, Ortelius knows the Board needs to peddle excuses now because it signed away its fiduciary out and right to negotiate with other capital providers in July.**

**3** Ortelius certainly acknowledged *"the benefits of the deal with Conversant"* – we have noted the Amended Transactions provide many benefits to Conversant, Arbiter, Silk and management at the expense of all other stockholders. **Bottom line, the Amended Transactions are not only unnecessarily costly and dilutive, but they are inappropriately generous to a select few.**

# ADDRESSING CSU'S DISINGENUOUS CLAIMS (CONT.)

## CSU's Contention

Ortelius Has Not Made a Real Offer
Capital
- Ortelius has not articulated any actionable terms or evidence of their ability to provide the necessary capital
- Nowhere in Ortelius' press releases or 40-page presentation does Ortelius provide additional details on its "offer"
- CSU cannot rely on the promise of financing alternatives that Ortelius "believes" exists
- Ortelius' approach and everything they have provided around alternative financing terms has been PR focused, conditional, and general
PR-focused
(via media leak)
REUTERS
Activist Ortelius pitches alternative financing for Capital Senior Living - sources
NEW YORK, Sept 13 (Reuters) - Activist investor Ortelius Advisors, one of the largest owners of Capital Senior Living Corp (CSU.N), is offering to provide a near-term cash infusion as an alternative to the company's proposed fund-raising plans, which Ortelius says would harm shareholders. (1)
Conditional
"Ortelius is prepared to participate as a backstop and subscribe well beyond its pro rata stockholdings in a new equity rights offering, provided that the offering is decoupled from the Proposed Transactions. (2)"
General
"Ortelius believes that there are more affordable and equitable financing options that would better serve the interests of the Company and its stockholders. (2)"
Ortelius' level of commitment is vague and unclear from these statements and lack of constructive engagement
(1) https://www.reuters.com/lifestyle/wealth/activist-ortelius-pitches-alternative-financing-capital-senior-living-sources-2021-09-13/ . Emphasis Added.
(2) https://www.businesswire.com/news/home/20210913005436/en/%C2%A0Ortelius-Sends-Letter-to-Fellow-Stockholders-Regarding-Alternatives-to-Capital-Senior-Living%E2%80%99s-Proposed-Transactions-with-Conversant-Capital. Emphasis Added.
35

## Ortelius Response

1. When claiming that *"Ortelius has not made a real offer,"* the Company neglects to mention that **the Board is contractually prohibited from considering other offers or negotiating with other capital providers due to its poorly-structured deal with Conversant.**

2. The Company claims on one hand that *"Ortelius' level of commitment is vague,"* but acknowledges on the other hand that **we have committed to backing a rights offering and participating well beyond our pro rata share.**

3. The Company questions our belief that there are *"more affordable and equitable financing options available"* **without acknowledging that Invictus Global Management LLC has publicly announced its willingness to provide approximately $150 million in capital on more affordable and equitable terms.**

***The Board's flawed decision to sign away its fiduciary out and right to negotiate with other capital providers until the Conversant deal is voted down <u>forced Ortelius to invest its own capital, resources and time in public advocacy for the benefit of all stockholders.</u>***

# ADDRESSING CSU'S DISINGENUOUS CLAIMS (CONT.)

## CSU's Contention

> **CSU Tried Repeatedly to Engage with Ortelius Prior to and Leading Up to the Amended Transaction**  **Capital**™
>
> - The CSU Board and management have engaged with Ortelius in good faith
>   - Over the past several months, CSU held numerous calls with Peter DeSorcy, managing member, CIO and co-founder of Ortelius – many of which were proactively initiated by CSU – to discuss general Company performance, potential refinancing options for the Company's debt and then ultimately the Conversant Transactions
>
> - On September 25, CSU's counsel reached out to Ortelius and on September 26 the Company entered into a non-disclosure agreement (five days before the Amended Transactions were announced)
>
> - Conversant/CSU shared in advance the terms of the Amended Transactions for Ortelius' input and potential participation
>
> - Unfortunately, Ortelius chose not to engage and simply decided to ignore multiple subsequent attempts at discussions
>
> > Ortelius has shown no desire to work constructively and has repeatedly defaulted to public ad hominem attacks against CSU and its directors as opposed to real engagement
>
> 36

*Contrary to the Board's claims, Ortelius made a genuine effort to engage and was met by the Company and Conversant's unwillingness to meaningfully discuss the issues with the transactions other than an attempt to buy off Ortelius like they did with Silk and Arbiter*

## Ortelius Response

**1** The Company's *"numerous calls"* with Ortelius followed earnings, and the multiple calls pertaining to *"potential refinancing options"* occurred after the Board had already signed away its right to pursue other capital solutions and negotiate with other parties as part of the poorly-structured Conversant deal.

**2** Ortelius signed an NDA with the Company merely hours after the Company's counsel reached out on Sunday, September 26th so Ortelius could engage with the Company on financing terms that would serve the best interests of all stockholders.

**3** The Company presented the revised transaction terms to Ortelius as final and non-negotiable, with no opportunity for Ortelius to provide meaningful input. CSU also informed Ortelius' advisors that the revised terms would be announced barely 24 hours later, and the revised terms were actually approved by the Board that same night.

**4** Ortelius informed Conversant that it believed the revised terms appeared worse for common stockholders compared to the Original Transactions and, based on the Company's apparent unwillingness to negotiate better terms for all stockholders, Ortelius did not see a need for further discussions.

# ADDRESSING CSU'S DISINGENUOUS CLAIMS (CONT.)

## CSU's July 22nd Presentation

### Illustrative Uses of Capital

Capital

Pro forma for the transaction, we believe Capital Senior Living will be capitalized for growth and sustainable, long-term value creation

| Use | | Timing | Est. $MM |
|---|---|---|---|
| Current Portfolio Investments | ▪ Execute on pipeline of identified investments in existing portfolio<br>▪ High-impact community renovations, targeted memory care conversions, and unit upgrades | Immediate | ~$20MM |
| Working Capital | ▪ Provide working capital to the business to support occupancy recovery and anticipated future growth | Immediate | ~$15MM |
| Capital Structure | ▪ Solidify the balance sheet and create a more sustainable long-term capital structure<br>▪ Address upcoming near-term debt maturities, including those with corporate guarantees, through combination of repayment / refinancing | Near-Term | ~$100MM |
| Growth Investments (Acquisitions) | ▪ Strategically expand the portfolio through accretive acquisitions<br>▪ Highly scaleable platform which can grow with little or no incremental overhead | Medium-Term | ~$15MM |

Up to ~$40MM, with Accordion draw

DISCOVER *the difference*

See Forwarding Looking Statements Disclaimer 15

## CSU's October 5th Presentation





Why Does CSU Need THIS MUCH New Capital?
Capital
• Total deal sized to cover necessary near-term needs and provide sufficient financial flexibility to emerge from COVID-19 in a position of strength
• Revised transaction structure provides us certainty of proceeds with a smaller portion in the form of convertible preferred equity
($MM)
$154.8MM Gross Proceeds
154.8
125.0
50.0
25.0
0.0
$41.25MM Preferred Equity
$15
$15
$20
$55
$20
$15
$140
Capital buffer, to be used for accretive growth investments, or as contingency in a prolonged recovery scenario
Preferred only represents portion
the near-term critical uses
Interim Working Capital
Near-Term Operating Deficit
Required Portfolio Investments
Total Identifiable Near-Term Critical Uses
Reset net working capital deficit to normalized sustainable levels
Fund operating deficits until achieve cash flow breakeven
Identified high priority projects in current portfolio required to compete and sustain recovery
Common Equity (Rights Offering & Private Placement)
$113.5MM
Private Placement Preferred Equity
19
$45 million decrease in debt paydown requirements

In the Company's October 5th presentation, the Board reduced the amount of capital needed to address debt by $45 million and appears to have fabricated new planned uses to justify raising a still excessively high quantum of capital

Not included in July 22nd presentation

Unnecessary at this point, and certainly not accretive

Previously labeled as "acquisitions"

SaveCSU

6

# ADDRESSING CSU'S DISINGENUOUS CLAIMS (CONT.)

## CSU's Contention



## Ortelius Response

**1** In the Company's July 22nd presentation, it claimed, among other things, that only $15 million would be allocated for working capital, the debt paydown requirements equaled $100 million and did not include an operating deficit of $20 million.

**2** In the Company's October 5th presentation, **the Board reduced the amount of capital needed to address debt by $45 million and appears to have fabricated new planned uses to justify raising a still excessively high quantum of capital**, including an extra $15 million for working capital, $20 million for its near-term operating deficit and $15 million previously labeled as "acquisitions" but now repurposed as a "capital buffer" and "contingency" in an apparent scare tactic.

*The Board is forced to paint an overly-dire picture of the Company's financials for stockholders since it signed away its right to pursue more affordable and equitable financing when it entered into the outsized deal with Conversant Capital*

*SaveCSU*

# MORE THAN ENOUGH CAPITAL STANDS READY TO BE DEPLOYED WITHOUT CONVERSANT'S DILUTIVE FINANCING



Arbiter $10 Million[1]

Silk $12 Million[2]

Ortelius $30 Million

Invictus At Least $75 Million

=

Total Capital Publicly Committed for Immediate Infusion With No Further Due Diligence Required At Least $127 Million

*Stockholders should not be subjected to Conversant's dilutive terms because of the Board's inability to negotiate a more affordable and equitable series of transactions*

SaveCSU

[1] Value of its $5 million commitment plus $5 million backstop.
[2] Value of its 100% pro rata per Amended Transactions.